Exhibit 99.1

OneConnect Announces Second Quarter 2021 Unaudited Financial Results

Revenue Growth of 25.0% and Net Loss Ratio Improvement of 6.7ppt YoY

SHENZHEN, August 4, 2021/BUSINESS WIRE/ – OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a leading technology-as-a-service platform for financial institutions in China, today announced its unaudited financial results for the second quarter and half year ended June 30, 2021.

Second Quarter 2021 Financial Highlights

•	Revenue increased 25.0% year over year to RMB968 million from RMB774 million.

•	Gross margin was 34.1%, as compared to 38.4% for the same period last year; non-IFRS gross margin[1] was 42.3%, as compared to 47.5% for the same period last year.

•	Operating loss was RMB395 million, as compared to RMB361 million for the same period last year.

•	Net loss attributable to shareholders was RMB349 million, as compared to RMB331 million for the same period last year.

•	Net loss per share, basic and diluted, was RMB0.31, as compared to RMB0.32 for the same period last year.

In RMB’000, except percentages and per share amounts	Three Months Ended June 30		YoY Change	Six Months Ended June 30		YoY Change
	2021	2020		2021	2020
Revenue
Revenue from Ping An Group	564,449	392,310	43.9%	1,000,300	619,818	61.4%
Revenue from Lufax	89,533	95,175	-5.9%	164,638	178,574	-7.8%
Revenue from third-party customers[2]	313,764	286,834	9.4%	622,573	556,725	11.8%
Total	967,746	774,318	25.0%	1,787,511	1,355,117	31.9%
Gross profit	329,602	297,275	10.9%	608,157	499,118	21.8%
Gross margin	34.1%	38.4%		34.0%	36.8%
Non-IFRS gross margin[1]	42.3%	47.5%		42.9%	46.8%
Operating loss	-395,359	-360,564		-741,489	-806,018
Operating margin	-40.9%	-46.6%		-41.5%	-59.5%
Net loss to shareholders	-348,950	-330,934		-653,682	-745,661
Net loss per share, basic and diluted	-0.31	-0.32		-0.59	-0.72
Net loss ratio	-36.1%	-42.7%		-36.6%	-55.0%

1 For more details on this non-IFRS financial measure, please see the section entitled “Use of Unaudited Non-IFRS Financial Measures” and the table captioned “Reconciliations of IFRS and Non-IFRS Results (Unaudited)” set forth at the end of this press release.

2 Third-party customers refer to customers with revenue contribution of less than 5% of total. These customers are a key focus of the Company’s diversification strategy.

3 Some numbers do not add up due to rounding.

CEO and CFO Comments

“The management team worked diligently in the second quarter, to address changes from further regulatory tightening, the shift in customer needs and the operating environment. Despite these challenges, our revenue rose by 25% year over year to RMB968 million, benefiting from our diversified suite of solutions,” said Ye Wangchun, chairman and CEO of OneConnect. “In the second half of the year, we will continue to strengthen the management of products and customers, to ensure that our business can continue to deliver stable performance amid any external uncertainty.”

“We are delighted to see the progress from optimization. We now have a much healthier base of solutions and customers,” commented CFO Luo Yongtao. “While gross margin fell from 38.4% to 34.1% year over year in the second quarter due to change in mix of solutions, the ratio held steady sequentially to the first quarter. With the scale that we are building and cost discipline, net loss ratio further narrowed, from 42.7% to 36.1% year over year in the quarter, and we expect the improving trend to continue.”

Operational Highlights

•	Retail loans processed amounted to RMB17.7 billion in the second quarter, as compared to RMB20.6 billion for the same period last year.

•	SME loans processed amounted to RMB9.1 billion in the second quarter, as compared to RMB8.4 billion for the same period last year.

•	Number of fast claims checks amounted to 1.65 million in the second quarter, as compared to 1.45 million for the same period last year.

Revenue Breakdown

In RMB’000, except percentages	Three Months Ended June 30		YoY Change	Six Months Ended June 30		YoY Change
	2021	2020		2021	2020
Implementation revenue	159,456	215,902	-26.1%	328,023	355,284	-7.7%
Transaction-based and support revenue
Business origination services	117,751	146,585	-19.7%	236,250	327,162	-27.8%
Risk management services	105,687	72,360	46.1%	204,977	154,437	32.7%
Operation support services	274,479	287,699	-4.6%	486,716	452,132	7.6%
Cloud services platform	262,048	26,597	885.3%	442,560	26,597	1563.9%
Post-implementation support services	11,440	15,201	-24.7%	24,676	19,924	23.9%
Others	36,885	9,974	269.8%	64,309	19,581	228.4%
Total	808,290	558,416	44.7%	1,459,488	999,833	46.0%
Total	967,746	774,318	25.0%	1,787,511	1,355,117	31.9%

Revenue for the second quarter of 2021 rose year over year by 25.0% to RMB968 million from RMB774 million. Of note, the cloud services platform was the biggest driver of the increase. Launched last year, it now made up 27.1% of total revenue. Another major contributor was risk management services, where revenue rose 46.1% year over year to RMB106 million from RMB72 million, reflecting the growth of solutions such as fast claims and credit analytics. Business origination services, however, posted a drop in revenue, to RMB118 million from RMB147 million, due to regulatory change for financial institutions.

Retail loan volume processed by the Company’s systems during the quarter decreased year over year to RMB17.7 billion from RMB20.6 billion. SME loans processed amounted to RMB9.1 billion, as compared to RMB8.4 billion in the same period last year. Total fast claims checks carried out during the quarter amounted to 1.65 million, as compared to 1.45 million in the same period last year.

Second Quarter 2021 Financial Results

Revenue

Revenue increased by 25.0% to RMB968 million from RMB774 million in the same period last year, primarily driven by cloud services platform and risk management services.

Cost of Revenue

Cost of revenue amounted to RMB638 million, as compared to RMB477 million for the same period last year, led by an increase in expenses related to the rollout of the cloud services platform.

Gross Profit

Gross profit increased by 10.9% to RMB330 million from RMB297 million in the same period last year. Gross margin fell to 34.1% from 38.4%, following changes in the mix of solutions. Non-IFRS gross margin decreased year over year to 42.3% from 47.5% for the same reason. For a reconciliation of the Company’s non-IFRS gross margin to IFRS gross margin, its most comparable IFRS measure, please refer to “Reconciliation of IFRS and Non-IFRS Results (Unaudited).”

Operating Loss and Expenses

Total operating expenses amounted to RMB733 million, as compared to RMB686 million for the same period last year. As a percentage of revenue, total operating expenses decreased to 75.8% from 88.5%.

•	Research and Development expenses amounted to RMB359 million, as compared to RMB289 million for the same period last year, reflecting more investment to support the development of new solutions such as cloud. As a percentage of revenue, R&D expenses decreased year over year to 37.1% from 37.3%.

•	Selling and Marketing expenses amounted to RMB126 million, as compared to RMB165 million for the same period last year, primarily due to less spending on telecommunication and advertising. As a percentage of revenue, selling and marketing expenses decreased year over year to 13.0%, as compared to 21.4% previously.

•	General and Administrative expenses amounted to RMB211 million, as compared to RMB194 million for the same period last year, primarily due to an increase in employee benefit expenses. As a percentage of revenue, general and administrative expenses decreased to 21.8% from 25.0%.

Loss from operations for the second quarter of 2021 amounted to RMB395 million, as compared to RMB361 million for the same period last year. Operating loss margin was 40.9%, as compared to 46.6% for the same period last.

Net Loss

Net loss attributable to OneConnect’s shareholders amounted to RMB349 million, as compared to RMB331 million for the same period last year. Net loss attributable to OneConnect’s shareholders per basic and diluted share amounted to RMB0.31, as compared to RMB0.32 for the same period last year.

For the quarter ended June 30, 2021, the Company’s weighted average number of shares used in calculating per share net loss was 1,108,452,989. The number of outstanding shares as of June 30, 2021 was 1,169,980,653.

Cash Flow

As of June 30, 2021, the Company had cash and cash equivalents of RMB921 million and financial assets at fair value through profit or loss of RMB1,986 million. For the quarter ended June 30, 2021, net cash used in operating activities was RMB768 million. Net cash used in investing activities was RMB716 million, mainly due to the purchase of financial assets at fair value through profit or loss. Net cash generated from financing activities was RMB61 million.

Conference Call Information

Date/Time	Tuesday, August 3, 2021 at 9:00 p.m., U.S. Eastern Time

Wednesday, August 4, 2021 at 9:00 a.m., Beijing Time

Online registration	http://www.directeventreg.com/registration/event/2197096

An archived recording and the transcript of the conference call will be available at OneConnect’s investor relations website at ir.ocft.com.

About OneConnect

OneConnect is a leading technology-as-a-service platform for financial institutions in China. The Company’s platform provides cloud-native technology solutions that integrate extensive financial services industry expertise with market-leading technology. The Company’s solutions provide technology applications and technology-enabled business services to financial institutions. Together they enable the Company’s customers’ digital transformations, which help them increase revenue, manage risks, improve efficiency, enhance service quality and reduce costs.

The Company's technology-as-a-service platform strategically covers multiple verticals in the financial services industry, including banking, insurance and asset management, across the full scope of their businesses – from sales and marketing and risk management to customer services, as well as technology infrastructure such as data management, program development and cloud services.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; risks of defaults by borrowers under the loans for which the Company provided credit enhancement under its legacy credit management business; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China -based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. OneConnect’s management regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. OneConnect uses these non-IFRS financial to evaluate our ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliations of IFRS and non-IFRS results (Unaudited)” set forth at the end of this press release.

Contacts

Investor Relations:

Anita Du

anita.yq.du@ocft.com

Media Relations:

Amy Ding

dingjingmin787@ocft.com

ONECONNECT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
	RMB'000	RMB'000	RMB'000	RMB'000
Revenue	967,746	774,318	1,787,511	1,355,117
Cost of revenue	-638,144	-477,043	-1,179,354	-855,999
Gross profit	329,602	297,275	608,157	499,118

Research and development expenses	-358,671	-288,913	-639,970	-528,515
Selling and marketing expenses	-125,669	-165,423	-292,723	-321,038
General and administrative expenses	-211,184	-193,799	-391,641	-386,758
Net impairment losses on financial and contract assets	-37,796	-37,425	-44,900	-58,147
Other income, gains or loss-net	8,359	27,721	19,588	-10,678
Operating loss	-395,359	-360,564	-741,489	-806,018

Finance income	4,901	14,387	23,058	41,994
Finance costs	-18,366	-39,356	-44,601	-84,414
Finance costs – net	-13,465	-24,969	-21,543	-42,420
Share of losses of associate and joint venture	5,515	-1,587	10,062	-5,226
Loss before income tax	-403,309	-387,120	-752,970	-853,664

Income tax benefit	28,729	41,792	55,600	75,248

Loss for the period	-374,580	-345,328	-697,370	-778,416

Loss attributable to:
- Owners of the Company	-348,950	-330,934	-653,682	-745,661
- Non-controlling interests	-25,630	-14,394	-43,688	-32,755

Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
- Foreign currency translation differences	-120,684	-5,906	-70,585	112,654
- Changes in the fair value of debt instruments at fair value through other comprehensive income	-	-142	1	-40
Total comprehensive loss for the period	-495,264	-351,376	-767,954	-665,802

Total comprehensive loss attributable to:
- Owners of the Company	-469,634	-336,982	-724,266	-633,047
- Non-controlling interests	-25,630	-14,394	-43,688	-32,755

Loss per share attributable to owners of the Company
(expressed in RMB per share)
- Basic and diluted	-0.31	-0.32	-0.59	-0.72

ONECONNECT

CONSOLIDATED BALANCE SHEETS

	June 30	December 31
	2021	2020
	(Unaudited)	(Audited)
	RMB'000	RMB'000
ASSETS
Non-current assets
Property and equipment	168,950	224,284
Intangible assets	801,511	917,063
Deferred tax assets	623,210	564,562
Financial assets measured at amortized cost from banking operations	199,048	25,283
Investments accounted for using the equity method	185,466	175,733
Financial assets at fair value through other comprehensive income	21,642	21,828
Contract assets	5,153	16,788
Total non-current assets	2,004,980	1,945,541

Current assets
Trade receivables	1,210,983	838,690
Contract assets	316,574	257,830
Prepayments and other receivables	632,767	443,328
Financial assets measured at amortized cost from banking operations	470,245	576,305
Financial assets at fair value through profit or loss	1,986,464	1,487,871
Restricted cash	1,343,857	2,280,499
Cash and cash equivalents	920,826	3,055,194
Total current assets	6,881,716	8,939,717
Total assets	8,886,696	10,885,258

EQUITY AND LIABILITIES
Equity
Share capital	78	78
Shares held for share option scheme	-81,503	-87,714
Other reserves	10,579,942	10,639,931
Accumulated losses	-6,010,608	-5,356,926
Equity attributable to equity owners of the Company	4,487,909	5,195,369

Non-controlling interests	46,226	89,914

Total equity	4,534,135	5,285,283

LIABILITIES
Non-current liabilities
Trade and other payables	292,720	395,514
Contract liabilities	15,573	17,683
Deferred tax liabilities	13,483	20,080
Total non-current liabilities	321,776	433,277

Current liabilities
Trade and other payables	1,653,909	1,547,781
Payroll and welfare payables	504,671	625,330
Contract liabilities	153,283	138,547
Short-term borrowings	1,158,469	2,283,307
Customer deposits	418,183	405,853
Derivative financial liabilities	142,270	165,880
Total current liabilities	4,030,785	5,166,698
Total liabilities	4,352,561	5,599,975

Total equity and liabilities	8,886,696	10,885,258

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
	RMB’000	RMB'000	RMB'000	RMB'000
Net cash generated from / (used in) operating activities	-767,735	-532,564	-1,228,518	-1,121,085
Net cash generated from / (used in) investing activities	-716,020	-469,604	312,427	1,241,873
Net cash generated from / (used in) financing activities	61,343	-5,512	-1,203,316	-672,097
Net increase / (decrease) in cash and cash equivalents	-1,422,412	-1,007,680	-2,119,407	-551,309
Cash and cash equivalents at the beginning of the period	2,360,880	1,562,793	3,055,194	1,077,875
Effects of exchange rate changes on cash and cash equivalents	-17,642	-19,991	-14,961	8,556
Cash and cash equivalents at the end of period	920,826	535,122	920,826	535,122

ONECONNECT

RECONCILIATION OF IFRS AND NON-IFRS RESULTS

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
	RMB'000	RMB'000	RMB'000	RMB'000
Gross profit	329,602	297,275	608,157	499,118
Gross margin	34.1%	38.4%	34.0%	36.8%
Non-IFRS adjustment
Amortization of intangible assets recognized in cost of revenue	79,894	69,103	156,640	132,708
Depreciation of property and equipment recognized in cost of revenue	598	959	1,198	1,726
Share-based compensation expenses recognized in cost of revenue	-630	606	291	1,315
Non-IFRS gross profit	409,464	367,943	766,286	634,867
Non-IFRS gross margin	42.3%	47.5%	42.9%	46.8%

Source: OneConnect Financial Technology Co., Ltd.